Account details

Wire to	Wayflyer (...6599)
Wire from	BUS COMPLETE CHK (...6836)
Wire status	Pending
Transaction number	12002650114

Sender information

Wire date	Dec 18, 2023
Wire amount	$500.00 USD (U.S. Dollars)
Outgoing wire transfer fee	$25.00 USD (U.S. Dollars)
Total	**$525.00 USD (U.S. Dollars)**

Your account activity will show separate charges for wire amount and wire transfer fee.

Additional information